UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, nominal value of €0.35 each

American Depositary Shares, each representing one ordinary share, nominal value €0.35 per share

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

Nuno Prego

Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa Codex
Portugal
+351 21 500 1701

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Alan M. Klein
S. Todd Crider
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Portugal Telecom, SGPS, S.A. (“PT” or the “Company”) with the Securities and Exchange Commission on January 18, 2007 (as amended, the “Statement”) relating to an unsolicited cash tender offer in the United States for all of the outstanding shares, nominal value €0.35 per share (the “Shares”), of Portugal Telecom, SGPS, S.A. (“PT” or the “Company”), held by U.S. holders (defined as security holders resident in the United States pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934) and all outstanding American Depositary Shares (“ADSs”) representing ordinary shares of the Company.  The offer in the United States (the “U.S. Offer”) was made by Sonae, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonae”), Sonaecom, SGPS, S.A. (“Sonaecom”), a sociedade anónima organized under the laws of Portugal, and Sonaecom, B.V., a private limited company organized under the laws of The Netherlands and a wholly owned subsidiary of Sonaecom (“Sonaecom, B.V.”).  Simultaneously with the U.S. Offer, Sonaecom and Sonaecom, B.V. are offering in Portugal to purchase for cash all of the Shares, excluding Shares held by U.S. holders, and all of the class A shares, nominal value €0.35 per share, of the Company, at the same price as offered for the Shares in the U.S. Offer (together with the U.S. Offer, the “Offer”).

This Statement contains forward-looking statements based on management’s current expectations or beliefs.  These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements.  Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.  These statements reflect PT’s current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that PT cannot assure you that the forward-looking statements contained in this Statement will be realized.  You are cautioned not to put undue reliance on any forward-looking information.

Item 9. Exhibits.

Item 9 is supplemented by adding the following thereto:

Exhibit No.	Description

(a)(5)(xxxiv)	Notice of General Meeting of the Shareholders of the Company, dated January 25, 2007 and issued on January 26, 2007.
(a)(5)(xxxv)	Proposal of the Board of Directors Regarding Item 3 on the Agenda for the General Meeting of Shareholders, dated January 24, 2007 and issued on January 26, 2007.
(a)(5)(xxxvi)	Proposal of the Board of Directors Regarding Item 4 on the Agenda for the General Meeting of Shareholders, dated January 24, 2007 and issued on January 26, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2007	PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Henrique Manuel Fusco Granadeiro
	Name:	Henrique Manuel Fusco Granadeiro
	Title:	Chief Executive Officer

	By:	/s/ Luís Miguel da Fonseca Pacheco de Melo
	Name:	Luís Miguel da Fonseca Pacheco de Melo
	Title:	Chief Financial Officer

2

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(2)	Recommendation Statement, dated January 19, 2007, to be published in the United States.*
(a)(5)(i)

Press Release of the Company, dated February 7, 2006, entitled “Portugal Telecom informs on an unsolicited offer” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on February 8, 2006).*

(a)(5)(ii)

Press Release of the Company, dated February 7, 2006, entitled “Board of Directors informs on public tender offer” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on February 8, 2006).*

(a)(5)(iii)	Press Release of PTM, dated February 8, 2006 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on February 8, 2006).*
(a)(5)(iv)

Press Release of the Company, dated February 14, 2006, entitled “Portugal Telecom Informs About Recent News” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on February 14, 2006).*

(a)(5)(v)

Press Release of the Company, dated February 17, 2006, entitled “Portugal Telecom Provides Comments on Recent Statements of Portuguese Competition Authority” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on February 17, 2006).*

(a)(5)(vi)

Press Release of the Company, dated February 20, 2006, entitled “Portugal Telecom Informs about Recent News” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on February 21, 2006).*

(a)(5)(vii)

Letter to Shareholders of the Company and Report of the Board of Directors of the Company, dated March 6, 2006 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on March 7, 2006).*

(a)(5)(viii)	Letter to Shareholders of PTM and Report of the Board of Directors of PTM, dated March 6, 2006 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on March 7, 2006).*
(a)(5)(ix)	Transcript of earnings call held by the Company on March 7, 2006 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on March 9, 2006).*
(a)(5)(x)	Road Show presentation of the Company (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on March 13, 2006).*
(a)(5)(xi)

Press Release of the Company, dated March 31, 2006, entitled “Portugal Telecom Clarifies the Contents of Disclaimers” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on March 31, 2006).*

(a)(5)(xii)

Interview with Miguel Horta e Costa, Chief Executive Officer of the Company published in the newspaper Diário Económico on March 27, 2006 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on April 4, 2006).*

(a)(5)(xiii)	Communication issued by Nuno Prego, Investor Relations Director of the Company on April 11, 2006 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on April 12, 2006).*
(a)(5)(xiv)

Interview with Zeinal Bava, Chief Financial Officer of the Company, published by the newspaper Jornal de Negócios on March 10, 2006 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on April 13, 2006).*

(a)(5)(xv)

Press Release of the Company, dated April 19, 2006, entitled “Portugal Telecom informs on Shareholders General Meeting” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on April 20, 2006).*

(a)(5)(xvi)

Press Release of PTM, dated April 19, 2006, entitled “PT Multimedia informs on Shareholders General Meeting” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on April 20, 2006).*

(a)(5)(xvii)	Press Release of PTM, dated April 19, 2006, entitled “PT Multimedia Annual General Shareholders’ meeting approves a cash dividend of Euro 0.275 per share and

Exhibit No.	Description

the increase followed by the reduction of the Company's share capital” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on April 20, 2006).*
(a)(5)(xviii)

Press Release of the Company, dated April 21, 2006, entitled “Portugal Telecom Annual General Shareholders’ Meeting” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on April 24, 2006).*

(a)(5)(xix)

Press Release of the Company, dated May 17, 2006, entitled “Portugal Telecom announces the decision of the Competition Authority to initiate an in-depth investigation” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on May 17, 2006).*

(a)(5)(xx)	First Quarter 2006 Results Conference Call Transcript of the Company, dated May 18, 2006 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on May 24, 2006).*
(a)(5)(xxi)

Press Release of the Company, dated June 2, 2006, entitled “Portugal Telecom informs on the put option in Vivo and the call option in Meditel” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on June 5, 2006).*

(a)(5)(xxii)

Presentation of the Company, dated June 6, 2006, given at the Merrill Lynch Conference in London, and at additional conferences in June 2006 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on June 8, 2006).*

(a)(5)(xxiii)

Press Release of the Company, dated August 3, 2006, entitled “Portugal Telecom approves proposal to spin off PT Multimedia, to increase the proposed shareholder remuneration package to Euro 3.5 billion and to contribute Euro 1.0 billion into the pension funds” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on August 3, 2006).*

(a)(5)(xxiv)

Transcript of Conference Call of the Company held on August 3, 2006, regarding the announced spin-off of PTM (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on August 7, 2006).*

(a)(5)(xxv)	Transcript of earnings conference call of the Company, held on September 14, 2006. (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on September 26, 2006).*
(a)(5)(xxvi)

Press release of the Company, dated September 28, 2006, entitled “Project of decision from the Competition Authority.” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on September 28, 2006).*

(a)(5)(xxvii)	Presentation of the Company, dated October 2006, entitled “Portugal Telecom Post Retirement Benefits – 1H06.”*
(a)(5)(xxviii)	Third Quarter 2006 Earnings Release Conference Call Transcript of the Company, dated November 9, 2006 (and posted on the website of the Company on or about December 4, 2006).*
(a)(5)(xxix)

Press release of the Company, dated December 22, 2006, entitled “Decision from the Competition Authority” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on December 26, 2006).*

(a)(5)(xxx)

Press release of the Company, dated December 28, 2006, entitled “Transfer of holdings to PT Portugal” (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on December 29, 2006).*

(a)(5)(xxxi)

Letter to Shareholders of the Company and Report of the Board of Directors of the Company, dated January 12, 2007 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on January 12, 2007).*

(a)(5)(xxxii)	Letter to Shareholders of PTM and Report of the Board of Directors of PTM, dated January 12, 2007 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on January 12, 2007).*
(a)(5)(xxxiii)	Transcript of conference call held by the Company on January 12, 2007.*
(a)(5)(xxxiv)	Notice of General Meeting of the Shareholders of the Company, dated January 25, 2007 and issued on January 26, 2007.
(a)(5)(xxxv)	Proposal of the Board of Directors Regarding Item 3 on the Agenda for the General

Exhibit No.	Description

Meeting of Shareholders, dated January 24, 2007 and issued on January 26, 2007.
(a)(5)(xxxvi)	Proposal of the Board of Directors Regarding Item 4 on the Agenda for the General Meeting of Shareholders, dated January 24, 2007 and issued on January 26, 2007.
(e)	Form of Management Agreement.*

* Previously filed